EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 2, 2008 and for the three quarters ended November 8, 2008 and November 10, 2007.

	November 8,	November 10,	February 2,	February 3,	January 28,	January 29,	January 31,
	2008	2007	2008	2007	2006	2005	2004
	(40 weeks)	(40 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$1,422	$1,312	$1,827	$1,748	$1,525	$286	$739
Fixed charges	670	650	855	870	895	950	983
Capitalized interest	(8)	(11)	(14)	(13)	(7)	(5)	(5)
Pre-tax earnings before fixed charges	$2,084	$1,951	$2,668	$2,605	$2,413	$1,231	$1,717

Fixed charges:
Interest	$379	$372	$488	$501	$518	$562	$609
Portion of rental payments deemed to be interest	291	278	367	370	377	388	374

Total fixed charges	$670	$650	$855	$871	$895	$950	$983
Ratio of earnings to fixed charges	3.1	3.0	3.1	3.0	2.7	1.3	1.7